EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – October 6, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on October 6, 2010 its subsidiary Pelephone Communications Ltd. ("Pelephone") and three other cellular content services providers were served with a lawsuit and a motion to certify the lawsuit as a class action that were filed in the Tel-Aviv District Court.

The plaintiffs claim that the defendants unlawfully charged cellular subscribers for content services provided by the defendants, through their cellular accounts, without receiving their prior permission. The plaintiffs are seeking the return of such charges.

The total claim if the lawsuit is certified as a class action is NIS 3.2 billion (approximately $0.85 billion). The total amount claimed against Pelephone is NIS 1.8 billion (approximately $0.48 billion).

Pelephone is reviewing the lawsuit and at this stage, neither Pelephone nor Bezeq are able to evaluate the probability of the success of the lawsuit.